Ran D. Ben-Tzur rbentzur@fenwick.com | 650.335.7613

September 17, 2021
VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Jeff Kauten
Larry Spirgel
Lisa Etheredge
Robert Littlepage

Re:	GitLab Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 20, 2021
CIK No. 0001653482
Ladies and Gentlemen:
On behalf of GitLab Inc. (the “Company”), we are concurrently transmitting herewith an updated copy of the Company’s Registration Statement on Form S-1 (CIK No. 0001653482) (the “Registration Statement”), the initial draft of which was originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on July 16, 2021 and amended by Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted by the Company to the Commission on August 20, 2021 (collectively, the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 7, 2021 (the “Letter”) with respect to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Amendment No. 1 to Draft Registration Statement on Form S-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 74
1.We note your response to prior comment 7. Since your calculation of ARR and Dollar-Base Net Retention Rate includes self-managed license revenue, which is recognized upfront, rather than over time, it appears that these metrics are calculated based upon annualized contract value and not actual GAAP revenue. If true, please revise your disclosure to more fully describe the difference between how ARR is calculated compared to how revenue is calculated in accordance with GAAP (particularly for self-managed licenses). Alternatively, consider renaming this measure to more appropriately reflect what it represents.

U.S. Securities and Exchange Commission
Division of Corporate Finance
September 17, 2021

The Company has revised its disclosure on page 77 of the Registration Statement.
Consolidated Financial Statements
17. Subsequent Events, page F-32
2.We note in your response to comment 14 that in the March 2021 and June 2021 valuations, you assigned a 25% weighting to the IPO scenario, a 15% weighting to the secondary transactions, and a 60% weighting to the going concern scenario. We also note from your December 2020 pre-filing correspondence that you were planning your IPO at that time and anticipated filing your initial confidential submission during the 2021 calendar year. In light of that correspondence, your May 2021 discussions with underwriters and the initial filing date of your DRS, please explain how you determined that it was reasonable to apply only a 25% weighting to the IPO scenario. Please also tell us how you considered the likelihood of an IPO in your valuation of Mr. Sijbrandij’s RSUs using the Monte Carlo valuation model.
The Company acknowledges the Staff’s comment and advises the Staff that while the Company had been engaged in preliminary discussions regarding an IPO at the time of the March 2021 and June 2021 valuations, it was still in early preliminary planning stages and there was significant uncertainty as to whether a transaction would occur and the timing of such transaction. The Company did not commence discussions with underwriters regarding a potential IPO until May 2021, and the Company only held an organizational meeting with potential underwriters and began drafting a registration statement on Form S-1 in June 2021. The Company was also undergoing its first audits under PCAOB standards and did not complete its audits for its fiscal years ended January 31, 2020 and January 31, 2021 until July 2021.
At the time of conducting its March 2021 and June 2021 valuations, the Company considered potential IPO dates ranging from September 2021 through June 2022, with a March 2022 date considered the most likely outcome. Therefore, there remained a significant period between the date of valuations and the most likely IPO timeframe, and the ultimate timing of the IPO remained subject to several company-specific and economic factors. Due to these factors, along with the ongoing volatility of the IPO market, it was the view of the Company’s board of directors and management that there remained significant risk of a failed or substantially delayed IPO.
In July and August 2021, the Company made significant additional progress towards the IPO, including submitting the confidential draft registration statement on July 16, 2021, conducting initial testing-the-waters meetings and meeting certain company-specific milestones, which enabled the Company to accelerate the most likely IPO timeframe to October 2021. Following these developments, and with consideration for the Staff’s comments, the Company has determined to reassess the fair value per share for the stock options granted since March 2021. For the March 2021 valuation, the Company has decided to reassess the valuation using a 40% weighting for an IPO scenario, a 15% weighting for the secondary transactions and a 45% weighting for its going concern scenario. For the June 2021 valuation, the Company has decided to reassess the valuation using a 50% weighting for an IPO scenario, a 15% weighting for the secondary transactions and a 35% weighting for its going concern scenario. As a result, the Company’s stock-based compensation for the awards made during this period will increase to $66.4 million compared to $55.8 million, to be amortized over the four years of vesting and the increase for the first fiscal quarter of 2022 and second fiscal quarter of 2022 will be $0.2 million and $0.6 million, respectively. The Company respectfully believes these amounts are immaterial to its overall financial

U.S. Securities and Exchange Commission
Division of Corporate Finance
September 17, 2021

statements, and will reflect the increase in stock-based compensation in the Company’s third fiscal quarter of 2022.
The Company further advises the Staff that for its August 2021 valuation, the Company will use weightings of 75% for the IPO scenario and 25% for the going concern scenario and for the Company’s September 2021 valuation, it will use weightings of 90% for the IPO scenario and 10% for the going concern scenario.
For the RSU grants to Mr. Sijbrandij using the Monte Carlo valuation model, the Company used an IPO likelihood of 25%, consistent with its valuation in the June 2021 scenario.  The Company advises the Staff that in connection with the reassessment described above, it will change the IPO scenario for these grants to 50%.  No stock-based compensation will be expensed until the Company is public, and the expense to be taken over the years of the RSU grants will be approximately $8.8 million.
General
3.We note your response to prior comment 15. Please expand the footnote on the cover page to state that stockholder communications can also be delivered to the company’s agent for service of process.
The Company has revised its disclosure on the cover page of the Registration Statement.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or James Evans at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:	Sytse Sijbrandij, Chief Executive Officer
Brian Robins, Chief Financial Officer
Robin J. Schulman, Chief Legal Officer and Corporate Secretary
GitLab Inc.

Cynthia Hess, Esq.
James Evans, Esq.
Aman Singh, Esq.
Ryan Mitteness, Esq